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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25



                                            Commission File Number: 0-27604

                    NOTIFICATION OF LATE FILING OF FORM 10-Q

                         For Period Ended: June 30, 1999
                                          -----------------


                         Part I. Registrant Information


                            PICK COMMUNICATIONS CORP.
                         --------------------------------
                            (Full name of registrant)



                      155 Route 46 West, Wayne, NJ, 07470
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                     (Address of Principal executive office)


                        Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]      (b) The subject quarterly report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date; and
[ ]      (c) The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.


                              Part III. Narrative

      The management of PICK Communications Corp. has been involved in financing transactions which has taken up all of the management's time, therefore, the Company needs more time to properly complete its Form 10-Q for the quarter ended June 30, 1999.


                           Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification:

            Henry Ewen           (973) 812-7425
         ---------------      ------------------
             (Name)           (Telephone number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                       [X] Yes    [ ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                       [ ] Yes    [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           PICK COMMUNICATIONS CORP.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   August 16, 1999                  By:  /s/ Henry Ewen
                                              --------------------------------
                                         Name:  Henry Ewen
                                         Title: Acting Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed and printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                   ATTENTION:

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).